SIMPSON THACHER & BARTLETT LLP
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                                                 February 3, 2006

                  Re:  The Asia Tigers Fund, Inc. (File No. 811-8050)

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Filing Desk

Ladies and Gentlemen:

                  On behalf of The Asia Tigers Fund, Inc. (the "Fund") pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, please find a Schedule 14A containing definitive additional proxy materials in connection with an annual meeting of stockholders of the Fund transmitted via direct electronic transmission.

                  Any questions or communications regarding this filing should be directed to Kathryn Gettles-Atwa (212-455-2195) of this firm.

                                                 Very truly yours,

                                                 /s/ Kathryn Gettles-Atwa
                                                 ------------------------
                                                 Kathryn Gettles-Atwa